October 18, 2007

DAVIS MALM & D'AGOSTINE P.C. A T T O R N E Y S A T L A W

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	John Zitko
Mail Stop 3561
RE:	Harbor Acquisition Corporation
Amendment No. 7 to Preliminary Proxy Statement on Schedule 14A
File No. 001-32688

Ladies and Gentlemen:

        On behalf of Harbor Acquisition Corporation ("Harbor"), there is herewith transmitted electronically for filing Amendment No. 7 to Harbor's preliminary proxy statement and the proxy card. The amended preliminary proxy statement relates to Harbor's solicitation of proxies for a special meeting of stockholders to be held as soon as practicable in order to provide an opportunity for the Harbor stockholders to vote on the proposed acquisition by Harbor of Elmet Technologies, Inc. ("Elmet"). Subject to approval by the Harbor stockholders, Harbor proposes to acquire Elmet in accordance with the Stock Purchase Agreement dated October 17, 2006, as amended through October 18, 2007 (as so amended, the "stock purchase agreement"), among Elmet, the stockholders of Elmet, and Harbor.

        To assist in the review of the amended preliminary proxy statement by the Commission's staff, we are delivering to John Zitko three printed copies of the amended preliminary proxy statement and the proxy card. Each of those copies is marked to show changes from Harbor's preliminary proxy statement as filed with the Commission on September 12, 2007.

        Harbor responds as described below to each of the comments in the letter dated October 12, 2007 (the "Comment Letter") from John Reynolds, Assistant Director. Each such comment and related response has the same number as in the Comment Letter, but the page numbers in the comments and the responses have been updated to the relevant page numbers in the amended preliminary proxy statement.

General

1.
We note your response to comment three from our letter dated August 24, 2007. Please disclose the costs involved for the conversion procedures, such as the $25 to $40 fee charged by certain brokerage firms. Your revised disclosure should clarify that electing conversion may be cost prohibitive for shareholders owning Harbor shares with a total conversion value of approximately $40.

ONE BOSTON PLACE • BOSTON MA 02108
617•367•2500     •     fax 617•523•6215
w  w  w  .  d  a  v  i  s  m  a  l  m  .  c  o  m

  RESPONSE: In response to comments nos. 1 through 3, Harbor has revised pages 11-12 and 52 to delete the requirements that (i) a stockholder who beneficially owns "street name" shares and elects to convert those shares into a pro rata portion of the trust account cause the bank or broker which holds those shares of record to deliver such shares to Harbor's transfer agent prior to the special meeting and (ii) such delivery be accompanied by a certificate from that bank or broker that supplies sufficient information to verify such stockholder meets the requirements for conversion which were summarized in Harbor's IPO prospectus. In light of the substantial amount of time and effort which the Commission's staff and Harbor have taken in connection with preparing and responding to the staff's prior comments about those two requirements, Harbor has concluded that there is no practical manner of resolving comments nos. 1-3 other than to delete those two requirements. Accordingly, Harbor will rely at the time of the special meeting and the closing of the acquisition (assuming it is approved by the stockholders and the holders of less than 20% of the IPO shares elect conversion) on the information provided by the banks and brokers which hold Harbor shares in "street name" as to the number of such shares which were voted against the acquisition and for which conversion elections were made.

2.
We note your response to comment two from our letter dated August 24, 2007 that certain brokerage firms have advised that they charge their customers a fee of $25—$40 per conversion for complying with your proposed conversion procedures. Please disclose the extent to which Harbor's IPO prospectus contained disclosure that the company could set terms for any IPO shareholder wishing to convert that could cost such shareholder several times more than the price paid for an individual unit in Harbor's IPO.

  If you conclude that Harbor's IPO prospectus did not discuss such possibility, please also disclose the potential consequences, including any liabilities, to the company and its stockholders.

  RESPONSE: Please see the response to comment no. 1 above.

3.
We note your response to comment four from our letter dated August 24, 2007 that the bank or broker should deliver the conversion certificate to Continental by fax, mail or delivery service (and therefore not by e-mail) by the close of business on the day prior to the meeting date. Please disclose, based on your communications with brokerage firms or otherwise, the latest date by which shareholders must deliver the necessary elements of the conversion process to their bank or broker to be able to convert.

  RESPONSE: Please see the response to comment no. 1 above.

Questions and Answers About the Proposals, page 1

4.
We note your response to comment seven from our letter dated August 24, 2007 and your revised disclosure on pages six, [24], [36], [60], [95], and [189]. Please advise us, based on the payments and distributions which New England Capital Partners has paid to date to the SBA and its limited partners and the current estimated value of that fund's remaining investments, why it is uncertain whether that fund will ever be able to pay any such profits distributions to its general partner (and therefore indirectly to Messrs. Hanks, Dullum, Fitzpatrick and Young). Please revise to briefly explain the reason for the uncertainty.

  RESPONSE: The second full paragraph on page six, the first full bulletpoint on page 24, the carryover portion of the bulletpoint which appears at the top of page 36, the first full paragraph on page 60, the first full bulletpoint on page 95, and the carryover portion of the bulletpoint which appears at the top of page 189 have been revised to further describe why New England Partners Capital, L.P. may not be able in the future to pay any such "profit distributions."

5.
We note your response to comment nine from our letter dated August 24, 2007. It is still unclear whether the Board of Directors considered Elmet's leveraged nature or compared it to the level of debt of comparable companies or other targets of Harbor. Please revise to clearly indicate, if true, that the Board of Directors did not consider whether or not upon the direction of Elmet or Bigelow Elmet's significant debt in determining the appropriate purchase price.

  RESPONSE: The last paragraph on page 4, the carryover paragraph on pages 9-10, and the second full paragraph on page 81 have been revised to clearly state that Harbor's special committee and full board of directors did not consider the level or repayment schedule of Elmet's debt, either directly or in comparison to that of the other companies which Harbor considered for potential acquisition, in determining the appropriate purchase price which Harbor bid and ultimately agreed to pay for Elmet. Those paragraphs on pages 4 and 81 have also been revised to explain in greater detail why Harbor's special committee and full board did not consider these factors for such purposes.

6.
We note your response to comment 11 from our letter dated August 24, 2007.

  Please revise the disclosure within your Answer to the Question "Are there any existing relationships between Elmet and Harbor's directors and officers and their affiliates?" currently located on page five to clearly indicate that, prior the effectiveness of your IPO prospectus, three of your directors and two of your executive officers were each aware of Elmet's decision to explore a recapitalization or sale and Robert Hanks, your chief executive officer and one of your directors, was additionally aware that Elmet had selected an investment banker and planned to prepare a confidential descriptive memorandum for potential investors or buyers.

  RESPONSE: The first paragraph which begins at the bottom of page 5 in the response to the question "Are there any existing relationships between Elmet and Harbor's directors and officers and their affiliates?" has been expanded to provide the specified additional disclosures.

Harbor's Selected Historical Financial Information, page [29]

7.
We note that your disclosure indicates that Harbor's interest income was zero and its net loss per share was $0.04 for the six months ended June 30, 2006, while the statement of operations for this period reflects interest income of $638,984 and net income per share of $0.04. Please revise your disclosure accordingly.

  RESPONSE: Harbor's selected historical financial information at the top of page 29 has been corrected to be consistent with Harbor's unaudited statement of operations for the six months ended June 30, 2006 which appears on page F-63.

Factors Considered by Our Board of Directors in Approving the Acquisition, page [70]

8.
We note the reconciliation of net income to adjusted EBITDA on page [76]. For the six months ended July 2, 2006 and July 1, 2007, we note that you have included the change in the fair value of the interest rate swaps in interest expense, while you have excluded these amounts from interest expense for the other periods presented. Please revise your disclosure to use a consistent basis of presentation, and if the change in the fair value of the interest rate swaps is included in interest expense for each period, please revise your disclosure to indicate this.

  RESPONSE: The reconciliation table describing adjusted EBITDA for each of the specified periods which appears on page 76 has been revised so that changes in the fair value of interest rate swaps have been consistently included in interest expense for each of the specified periods and to disclose such inclusion.

Pro Forma Financial Statements, page [115]

9.
We note your disclosure on page 5 that under the stock purchase agreement, nine existing Elmet stockholders will initially retain approximately 12% of the outstanding Elmet shares, subject to a put right based on the agreed upon merger consideration. Since less than all of the outstanding shares of Elmet will be acquired at the date of consummation, please tell us why the pro forma financial statements do not reflect a minority interest. Revise your disclosures as appropriate.

  RESPONSE: The pro forma financial statements do not include a minority interest because while Harbor will acquire 88% of the total outstanding Elmet shares at the time of closing, Harbor will then in substance bear the risk and rewards of owning the 12% minority interest. Specifically, (i) the number of Harbor shares which each Elmet stockholder can receive in the future is fixed, (ii) Harbor (as the holder of at least 88% of Elmet's stock) can force at any time a conversion into Harbor shares through a statutory merger of Elmet into Harbor (although the Elmet stockholder would have a right to exercise a statutory appraisal right to receive a cash payment in such event), and (iii) with very limited exceptions, the Elmet stockholder cannot transfer the Elmet shares except upon a conversion into Harbor shares.

          These facts and circumstances are analogous to those described in EITF Issue No. 00-4, "Majority Owner's Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary." That EITF Issue addressed the situation in which: (a) a controlling majority owner (parent) holds 80 percent of a subsidiary's equity shares, and (b) the remaining 20 percent (the minority interest) is owned by an unrelated entity (the minority interest holder). Simultaneous with the acquisition of the minority interest, the new minority interest holder and the parent enter into a derivative contract that is indexed to the subsidiary's equity shares. That EITF Issue identified three example instruments, including the following:

    "The parent has a call option to buy the other 20 percent at a fixed price at a stated future date, and the minority interest holder has a put option to sell the other 20 percent to the parent under those same terms, that is, the fixed price of the call is equal to [or not significantly different than] the fixed price of the put option."

          That EITF Issue reached a consensus that any of the example derivative instruments should be viewed on a combined basis with the minority interest, and thus the parent should account for the transaction as a purchase of the minority interest that has been financed with debt. Under that approach, the parent consolidates 100% of the subsidiary and attributes the stated yield earned under the combined derivative instrument and minority interest position to interest expense. That EITF Issue observed that under each of the scenarios and example derivative instruments, the risks and rewards of owning the minority interest have been retained by the parent during the period of the derivative instrument, notwithstanding the legal ownership of the minority interest by the counterparty.

          The facts in the Harbor/Elmet transaction are similar to those in the example described above. Harbor will acquire 88% of the total outstanding stock of Elmet at the closing and the minority interest holders will have a put option to exchange the other 12% to Harbor for a fixed number of Harbor shares. While Harbor will not have as a legal matter a call option to purchase the remaining shares, Harbor has effectively eliminated all liquidity options for the holders of the minority shares, other than a conversion into Harbor shares, Harbor can force a conversion, if necessary, and Harbor has retained the risks and rewards of owning the minority interest as of the acquisition date. Therefore, Harbor has consolidated 100% of Elmet in the pro forma financial statements.

10.
We note that your preliminary purchase price allocation reflects $90.2 million of goodwill and $2.0 million identifiable intangible assets. As previously noted, we believe that situations in which the substantial majority of the purchase price for a business combination would be appropriately allocated to goodwill are rare. Please confirm that prior to finalizing the purchase price allocation you will search for and identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39 of SFAS 141. Note that paragraph A14 of SFAS 141 provides an illustrative (but not all-inclusive) list of intangible assets that should be considered prior to finalizing the purchase price allocation.

  RESPONSE: The first paragraph on page 123 has been expanded to confirm that, in finalizing the purchase price allocation following the completion of the acquisition, Harbor will search for and identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39 of SFAS 141.

11.
We note your disclosure for pro forma income statement adjustments (i) and (q). Please tell us how you determined that an adjustment of $576,000 to depreciation expense would be appropriate for an annual period, but that only $83,000 would be appropriate for a six month period. Revise your disclosures as appropriate.

  RESPONSE: Pages 117, 118 and 123 have been revised to correct for an error in the calculation of the depreciation pro form adjustment for the year ended December 31, 2006. The correct additional depreciation is $456,000. The pro forma depreciation adjustment for the year ended December 31, 2006 is larger than for the six months ended June 30, 2007 as a result of capital expenditures made by Elmet during 2007 that increased the actual depreciation for Elmet in 2007 without impacting the pro forma depreciation expense (as those assets are already recorded at fair market value). In particular, Elmet acquired (at fair market value) during the first six months of 2007 approximately $1.0 million of machinery and equipment with an average estimated life of five years, which therefore generates approximately $200,000 per year of additional depreciation of which an appropriate portion is already reflected in Elmet's historical financial statements for the six months ended July 1, 2007 and does not require an additional adjustment for the pro forma statement of operations for that period.

12.
We note your disclosure on page [125] indicating that certain values have been assigned to the assets that will be acquired from Elmet based on independent appraisals. Please confirm that to the extent that reference is made to the use of independent appraisals, valuation specialists or other experts in a registration statement or Exchange Act report, you will identify the expert(s) used and file the consent of the expert(s) as an Exhibit to the registration statement or Exchange Act report, as applicable.

  RESPONSE: Harbor confirms that to the extent reference is made to the use of independent appraisals, valuation specialists or other experts in a registration statement or Exchange Act report, Harbor will identify the expert(s) used and file the consent of the experts(s) as an Exhibit to the registration statement or Exchange Act report, as applicable.

Compensation of Elmet Management, page [140]

13.
We note your disclosure on page [141] that Elmet designed its compensation programs to provide compensation that is competitive with "similarly situated" companies. Please identify the specific elements benchmarked, including whether you benchmarked total compensation, and identify any companies and industries used for benchmarking. See Regulation S-K Item 402(b)(2)(xiv).

  RESPONSE: Page 141 has been revised to remove the reference to compensation paid by "similarly situated" companies and disclose that Elmet did not utilize any company or industry benchmarking or conduct any salary surveys or industry surveys. That page now discloses that

  Elmet instead relied upon the general experience of the members of its compensation committee. This process for developing compensation was followed by Elmet as a private company.

Base Salary, page [141]
Annual Cash Incentive Bonuses, page [142]

14.
Please revise your disclosure to specifically address how the company arrived at the amounts awarded to, earned by, or paid to each of the named executive officers. Address how the results for each of the noted compensation performance elements support the base and incentive compensation awarded to each executive officer.

  When discussing each element of your named executive officers' compensation, please provide a more detailed analysis of how the company determined the amount of each element to pay to the named executive officers in 2006. See Regulation S-K Item 402(b)(1)(v). For example, clarify how you calculated the annual bonus that was paid to each of your named executive officers in 2006, based on the factors discussed in your summary of the annual cash incentive compensation. You should revise your compensation discussion and analysis to not only explain the elements of executive officer compensation, but to also analyze how those elements are calculated and how the actual amounts awarded fit into the overall objectives and policies for each category of compensation. Furthermore, for all of your performance-based compensation elements, clarify what goals and targets were exceeded, achieved, or underachieved for each named executive officer, and how the performance results for each element support the compensation.

  RESPONSE: Disclosure has been added to pages 142 and 143 to provide additional detail regarding the compensation processes employed in determining the compensation paid to each member of Elmet's management team that is listed in the summary compensation table.

15.
Please briefly describe the reasons for increasing the available bonus awards from 50% of each management team member's salary in 2006, to 100% of each management team member's salary in 2007.

  RESPONSE: Additional disclosure has been added to the first full paragraph of page 143 to indicate that the annual cash incentive bonus award potential was increased to 100% of base salary for Elmet's management team in order to emphasize the importance of, and compensate for, achieving EBITDA, as adjusted, for 2007 in an amount that would trigger the payment of some or all of the contingent payment to Elmet's private shareholders.

Management's Discussion and Analysis, page [148]

16.
We note your tabular disclosure at the bottom of page [152]. We note that various amounts included in the July 2, 2006 column of this table do not agree with the statement of cash flows for this period on page F-40. Please revise your disclosures as appropriate.

  RESPONSE: Elmet's statement of cash flows on page F-40 and the summary statement of cash flows on page 152 have been corrected to make them consistent.

Anticipated Director Compensation, page [182]

17.
Please discuss your proposed 2006 incentive compensation plan. Please explain the purpose of this plan and how it fits into your overall compensation philosophy and objectives.

  RESPONSE: A new subsection has been added on page 181 entitled "2006 Incentive Compensation Plan" to discuss the purpose of Harbor's incentive compensation plan (which is described in detail on pages 127 through 130 of the proxy statement and which Harbor's shareholders will be asked to approve at the special meeting) and how that plan and awards to be made thereunder will likely fit into Harbor's overall compensation philosophy and objectives following the consummation of the acquisition. The description of Harbor's anticipated director compensation on page 182 has also been expanded to describe the potential relationship of that compensation to the 2006 Incentive Compensation Plan.

Financial Statements, page F-l
Statement of Cash Flows, page F-65

18.
We note that your supplemental disclosure of non-cash financing activities reflects the accrual of $1.62 million of deferred underwriting fees during the six months ended June 30, 2007, while the balance of deferred underwriting fees remained constant during this period. Please revise your disclosures accordingly.

  RESPONSE: The first column on page F-65 (which sets forth Harbor's condensed statements of cash flows) has been corrected to delete the accrual of $1,620,000 of deferred underwriting fees during six months ended June 30, 2007. As now shown on that corrected page, that accrual related only to the six months ended June 30, 2006 (during which Harbor completed its IPO).

        Please contact either the undersigned or Andrew Myers of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

Sincerely,
/s/ John D. Chambliss John D. Chambliss
cc:	Robert J. Hanks, Chief Executive Officer
Todd A. Fitzpatrick, Chief Accounting Officer
Andrew D. Myers, Esq.